INVEST IN **MARIPOSA TECHNOLOGY, INC.**

Handheld scanning of live plants for real-time, laboratory-level data



We save
hemp farmers
time and money.
MARIPOSA TECHNOLOGY
TRANSFORMATIVE IDEAS

mariposatechnology.com New Orleans LA



LEAD INVESTOR

Rick Mekdessie

My 30 years of business experience in technology, and previous successful exits, have given me the ability to recognize privileged opportunities and led me to invest in Mariposa Technology. I see Mariposa and its technology as a data company, providing vital insights to enable farmers to optimize their harvest. The proprietary set of algorithms they utilize for determinations across a broad spectrum of molecular information is sure to be essential for decades. In addition, it can grow into other areas of agriculture. Bottomline, the company's unique collection algorithms capture data that can be monetized and lead to a successful exit.

Invested $10,000 this round

Highlights

1. Proven science and technology - Peer reviewed and published in scientific journals
2. Partnerships with Texas A&M, Cornell, and other researchers for expansion of the SaaS databases
3. Investor Advisors include executives from Texas Instruments, Intel, GE & Mail Chimp
4. Discovered the ability to determine THC content and more just by scanning the plant's leaves.
5. Successful pre-seed round, raising over $565,000
6. Tax credits of 35% and capital gains tax structure are set up for the investors' benefit
7. Our tool's size, weight and ease-of-use make it a prime candidate for plant cultivation in space

Our Team



James Guenther Chief Science Officer

Skilled in Protein Chemistry, Life Sciences, Laboratory Operations, Cell Biology, and Tissue Culture. Doctorate of Philosophy focused in Biochemistry from University of Tennessee-Knoxville.

In early 2021, Texas A&M had proven a scientific process, utilizing handheld Raman spectroscopy, showing immense promise for the agricultural industry at large. Commercializing this digital farming tool will advance agriculture, starting with hemp and other forms of cannabis, in an environmentally friendly manner.



Michael Dalle Molle Chief Operating Officer

Award-winning entrepreneur, teacher and small business advisor with multiple successful exits.



Herve Lambert Advisor & Investor

Intel, Director of Engineering (Retired)



Mickal P Adler Co-Founder & CEO

Attorney and serial entrepreneur.



John K Roberts III Co-Founder & President

Investor and servant leader with over 30 years of business experience, exceeding $30MM ARR and 100+ team members.

 Gavin Johnson

---

Mariposa Technology



The **mission** of Mariposa Technology is to deliver simple, point-and-shoot scientific testing solutions utilizing handheld Raman spectroscopy and a database powered by advanced mathematics and algorithms.

Our **vision** is a world with agricultural testing that is user friendly, free of solvents and chemicals, with quick and consistent results, all while meeting or exceeding the highest industry standards.

Mariposa Technology is **designed for investors:**

- **Any investment over $5,000 is eligible for Angel Investor Tax Credit rebates of 35% ($10,000 investment = $3,500 rebate).**
- **Formed as a C-Corp to meet IRS Section 1202 capital gains tax exemption requirements.**



We can't guarantee that any investments made on Wefunder will qualify for QSBS. If you have questions on eligibility, we recommend speaking with your tax advisor.



INTRODUCING PAMAP

Current testing methods are costly, time consuming, have a large carbon footprint, are destructive to the plant and provide inconsistent results.

PAMAP (predictive analytical modeling application for plants) is a novel solution to these growing problems.

PAMAP is a digital farming tool composed of a proprietary database, a software application, and a handheld Raman spectrometer. Scanned data from a living plant is processed through the database, delivering laboratory-level results in minutes rather than days.

PAMAP Is Designed To:

- **Provide in-field access to real-time plant information (The only tool of its kind in existence today)**
- **Optimize crop yields to significantly increase profits**
- **Deliver a greener, simpler, cost-effective testing solution**
- **Identify plant stresses prior to any visible signs**
- **Reduce the use of fertilizers and chemicals in farming**







PAMAP
BY MARIPOSA TECHNOLOGY
How PAMAP Works
This technology can detect levels of THC and other molecular analytes.
Agilent Resolve Spectrometer projects a scanning laser at a given plant.
This creates a "fingerprint" of the plant in the form of a spectrum.
This "fingerprint" is sent to the PAMAP database, where it is used to identify specific molecular compounds.
60
The farmer recieves the test results within minutes.

-25%
In past years, law enforcement has ordered the DESTRUCTION of up to 25% of their state's hemp crops.
Source: Iowa's Department of Agriculture

FARMERS NEED OUR HELP

Can you imagine making a significant investment of both **time** and **money** into cultivating a crop with dreams of guaranteed profits, just to be told at harvest that you **have to burn it all to the ground**?

The legal limit of total-THC in hemp is three tenths of one percent (0.3%). Exceeding this limit requires the crop to be **destroyed**. For far too many hemp farmers, this has been the unfortunate end to their hard work and best efforts.

All across the country, farmers have lost their crops and have even gone out of business altogether.





RAMAN SPECTROSCOPY
By Sir C.V. Raman

THE SCIENCE BEHIND OUR TECH

The **Raman Effect** was originally discovered by renowned Indian physicist Sir Chandrasekhara Venkata Raman, who was awarded the Nobel prize in physics for his discovery. A Raman spectrum provides a structural "finger print" of molecular composition by which molecules can be identified and studied.

When paired with our **software** and **extensive database**, the technology is capable of scanning live plants in a **non-destructive**, real-time process that **takes minutes** to perform with **zero preparation**.

Information Taken From Scans:

- **Total THC content // 93% accuracy**
- **Sex determination // 100% accuracy**
- **Differentiation between marijuana and hemp // 100% accuracy**
- **CBD and CBG detection // 90% accuracy**
- **Abiotic stress tests underway - including heat, light, and drought stress**





> "Understanding the right time to harvest is not simple.
> Too early or too late can be detrimental to the value of the crop."
>
> *- Dr. Anthony Macherone -*
> *Senior Scientist, Cannabis Technical Lead, Agilent Technologies*

Milestones to Date

- **Successful pre-seed round raising over $565,000**
- **Our investors include both current and former senior managers and executives from Texas Instruments, Intel, GE, Mailchimp and Bank of America.**
- **Discovered the ability to determine THC and other cannabinoid content by scanning the leaves of the plant.**
- **Signed R&D contract with Texas A&M whereby Mariposa Technology owns all the data developed, without further royalties or licensing fees.**
- **Established an ongoing working relationship with the Resolve Product Manager at Agilent Technologies, resulting in device and software changes to improve PAMAP.**
- **In August of 2022, our paper on sex determination in immature cannabis plants was published in the scientific journal, Molecules.**

Collaborators and Partners:







Texas A&M AgriLife Research · Cornell University · Kurouski Laboratory · Tulane University · Community College of Denver · AFTAN Colorado · CODEGEN · Allan Hancock College · Evergreen Extracts · Global Hemp Association

The Midwestern Hemp Database

Purdue University · University of Illinois · Michigan State University · The University of Wisconsin Madison

Media Attention:

Morningstar · yahoo!finance · Markets Insider · Biz New Orleans · KRON 4 · Benzinga · MarketWatch · cannabis tech · *...and more...* · Analytical Cannabis Technology Networks



"Mariposa's digital farming tool is a game changer for the hemp industry and for the environment."

- Heather Eason -
Founder, President, and CEO of SELECT Power Systems

Market Size

- US Hemp Market - $824 Million
- North American Hemp Market - $1.7 Billion
- North American Cannabis Market - $12.4 Billion
- Global Cannabis Market - $17.8 Billion





Forward-looking projections are not guaranteed.

Customer Discovery

Mariposa Technology has surveyed **over 170 farmers** in LA, TX, FL, NY, CO, VA, SC, WI, KY, CA and **93%+ of everyone surveyed has expressed interest** in learning more about our services. Over the last year we have **forged relationships** with these growers and in turn we have taken over 4,000 scans on **33 trips** to **21 different facilities** in **7 states**.

Regulators and law enforcement from LA, KY, CA and IL have all expressed direct interest in utilizing PAMAP.



Board Of Advisors Member Testimonials

"Mariposa Technology is developing a technology that would be a game changer for my hemp and cannabis companies, allowing for rapid, efficient, and accurate live plant testing onsite at our facilities"

- Conor Filter, Cannabis Industry Attorney, Consultant and Entrepreneur

"I am excited about the disruptive potential of Mariposa's digital farming tool

I am excited about the disruptive potential of Mariposa's digital farming tool in the fast-growing hemp industry and beyond.."

- Herve Lambert, Director of Engineering, Intel (Retired)

"I am really excited about Mariposa's technology because it brings together AI, chemistry and farming into an innovative technology."

- Brian Crutcher, Former CEO, Texas Instruments

See more BOA Member Testimonials in "Updates" above.

JOIN OUR TEAM

Join Mariposa Technology in further developing this novel technology in a high-growth industry.

